Exhibit 99.1

ZEEKR Reports Second Quarter 2024 Unaudited Financial Results

HANGZHOU, China, August 21, 2024 -- ZEEKR Intelligent Technology Holding Limited (“ZEEKR” or the “Company”) (NYSE: ZK), a fast-growing intelligent battery electric vehicle (“BEV”) technology company, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Operating Highlights for the Second Quarter of 2024

•	Total vehicle deliveries were 54,811 units for the second quarter of 2024, representing a 100% year-over-year increase.

Deliveries	2024 Q2	2024 Q1	2023 Q4	2023 Q3
	54,811	33,059	39,657	36,395

Deliveries	2023 Q2	2023 Q1	2022 Q4	2022 Q3
	27,399	15,234	32,467	20,464

Financial Highlights for the Second Quarter of 2024

•	Vehicle sales were RMB13,438.2 million (US$1,849.2 million)[1] for the second quarter of 2024, representing an increase of 59.0% from the second quarter of 2023 and an increase of 64.4% from the first quarter of 2024.

•	Vehicle margin[2] was 14.2% for the second quarter of 2024, compared with 13.6% for the second quarter of 2023 and 14.0% for the first quarter of 2024.

•	Total revenues were RMB20,040.1 million (US$2,757.6 million) for the second quarter of 2024, representing an increase of 58.4% from the second quarter of 2023 and an increase of 36.0% from the first quarter of 2024.

•	Gross profit was RMB3,449.8 million (US$474.7 million) for the second quarter of 2024, representing an increase of 122.5% from the second quarter of 2023 and an increase of 98.3% from the first quarter of 2024.

•	Gross margin was 17.2% for the second quarter of 2024, compared with 12.3% for the second quarter of 2023 and 11.8% for the first quarter of 2024.

1All conversions from Renminbi(“RMB”) to U.S. dollars (“US$”) are made at an exchange rate of RMB7.2672 to US$1.00, set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of revenues derived from vehicle sales only.

•	Loss from operations was RMB1,721.0 million (US$236.8 million) for the second quarter of 2024, representing an increase of 25.5% from the second quarter of 2023 and a decrease of 17.5% from the first quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP)[3] was RMB777.1 million (US$106.9 million) for the second quarter of 2024, representing a decrease of 41.7% from the second quarter of 2023 and a decrease of 62.7% from the first quarter of 2024.

•	Net loss was RMB1,808.8 million (US$248.9 million) for the second quarter of 2024, representing an increase of 28.7% from the second quarter of 2023 and a decrease of 10.5% from the first quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB864.9 million (US$119.0 million) for the second quarter of 2024, representing a decrease of 36.8% from the second quarter of 2023 and a decrease of 57.2% from the first quarter of 2024.

Key Financial Results

(in RMB millions, except for percentages)

	2024 Q2	2024 Q1	2023 Q2	% Change [i]
				YoY		QoQ
Vehicle sales	13,438.2	8,174.1	8,450.2	59.0%		64.4%
Vehicle margin	14.2%	14.0%	13.6%	0.6	pts	0.2	pts

Total revenues	20,040.1	14,736.8	12,649.7	58.4%		36.0%
Gross profit	3,449.8	1,739.4	1,550.3	122.5%		98.3%
Gross margin	17.2%	11.8%	12.3%	4.9	pts	5.4	pts

Loss from operations	(1,721.0)	(2,086.9)	(1,371.0)	25.5%		(17.5)%
Non-GAAP loss from operations	(777.1)	(2,084.2)	(1,333.5)	(41.7)%		(62.7)%

Net loss	(1,808.8)	(2,022.1)	(1,405.2)	28.7%		(10.5)%
Non-GAAP net loss	(864.9)	(2,019.4)	(1,367.7)	(36.8)%		(57.2)%

[i]	Except for vehicle margin and gross margin, absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

In July 2024, the Company delivered 15,655 vehicles, representing an increase of 30% from July 2023.

New Model Launches

On August 13, 2024, ZEEKR launched its updated ZEEKR 001 and upscale sedan models, both featuring the latest proprietary ADAS and AI OS technologies. The updated upscale sedan model, now equipped with enhanced batteries, can charge from 10% to 80% in just 10 to 11 minutes using ZEEKR’s ultra-charging piles.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

On July 19, 2024, ZEEKR officially introduced its luxury flagship MPV, the all-new ZEEKR 009, with deliveries starting on July 22, 2024. Boasting an 800V battery electric platform and a Qilin 5C battery, the all-new ZEEKR 009 accelerates from 0 to 100 km/h in 3.9 seconds. It delivers a CLTC range of 702km with its 108kWh battery and a maximum CLTC range of 900km with the optional 140 kWh battery.

In July, ZEEKR unveiled its mid-large SUV, the ZEEKR 7X, revealing further insights into its original "Hidden Energy" design. The ZEEKR 7X, with a wheelbase of 2,925mm, a length of 4,825mm, and a width of 1,930mm, exemplifies ZEEKR's commitment to product excellence.

CEO and CFO Comments

“In the second quarter of 2024, we substantially improved our financial and operational performance, despite facing numerous challenges and economic headwinds. We delivered 54,811 vehicles, marking remarkable 100% year-over-year growth and a 66% increase quarter-over-quarter,” Mr. Andy An, ZEEKR’s chief executive officer commented. “In addition to accelerating deliveries, we successfully launched several new models during the second quarter. The innovative technologies and distinctive design elements embedded in these vehicles have set new industry benchmarks and quickly garnered exceptional market responses. Furthermore, our accelerated global expansion and effective marketing efforts enabled us to extend our customer base across a broader spectrum, driving a surge in sales and enhancing our brand. As we progress through the second half of 2024, our core objectives remain unchanged to continuously invest in research and development, ensuring we stay at the forefront of technological innovation to drive our business forward and deliver long-term value for our shareholders.”

“We are pleased to report another strong quarter, with total revenues reaching RMB20 billion, representing a 58.4% year-over-year increase and 36.0% growth quarter-over-quarter. We made significant strides in optimizing costs while maintaining high-quality delivery standards, contributing to sustainable margin and profitability improvement,” Mr. Jing Yuan, ZEEKR’s chief financial officer added. “Moving forward, we remain dedicated to improving product quality, expanding our market share and propelling the sustainable growth of our business.”

Financial Results for the Second Quarter of 2024

Revenues

•	Total revenues were RMB20,040.1 million (US$2,757.6 million) for the second quarter of 2024, representing an increase of 58.4% from RMB12,649.7 million for the second quarter of 2023 and an increase of 36.0% from RMB14,736.8 million for the first quarter of 2024.

•	Revenues from vehicle sales were RMB13,438.2 million (US$1,849.2 million) for the second quarter of 2024, representing an increase of 59.0% from RMB8,450.2 million for the second quarter of 2023, and an increase of 64.4% from RMB8,174.1 million for the first quarter of 2024. The year-over-year increase was due to the increased sales volume of ZEEKR vehicles, partially offset by the lower average selling price due to the different product mix and pricing strategy changes between the two quarters. The quarter-over-quarter increase was mainly attributable to the increased sales volume of ZEEKR vehicles.

•	Revenues from sales of batteries and other components were RMB5,299.2 million (US$729.2 million) for the second quarter of 2024, representing an increase of 36.1% from RMB3,894.3 million for the second quarter of 2023 and a decrease of 16.1% from RMB6,318.5 million for the first quarter of 2024. The year-over-year increase was mainly driven by higher sales volume of battery packs and electric drives, as well as the growth of battery components sales overseas. The quarter-over-quarter decrease was mainly attributable to the lower sales of battery modules in the domestic market compared with the prior period.

•	Revenues from research and development service and other services were RMB1,302.6 million (US$179.2 million) for the second quarter of 2024, representing an increase of 326.8% from RMB305.2 million for the second quarter of 2023 and an increase of 433.6% from RMB244.1 million for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly due to the increased sales of research and development services to related parties.

Cost of Revenues and Gross Margin

•	Cost of revenues was RMB16,590.2 million (US$2,282.9 million) for the second quarter of 2024, representing an increase of 49.5% from RMB11,099.3 million for the second quarter of 2023 and an increase of 27.6% from RMB12,997.4 million for the first quarter of 2024.

•	Gross profit was RMB3,449.8 million (US$474.7 million) for the second quarter of 2024, representing an increase of 122.5% from RMB1,550.3 million for the second quarter of 2023 and an increase of 98.3% from RMB1,739.4 million for the first quarter of 2024.

•	Gross margin was 17.2% for the second quarter of 2024, compared with 12.3% for the second quarter of 2023 and 11.8% for the first quarter of 2024. The year-over-year increase and quarter-over-quarter increase were mainly attributable to the increased margins on batteries and other components.

•	Vehicle margin was 14.2% for the second quarter of 2024, compared with 13.6% for the second quarter of 2023 and 14.0% for the first quarter of 2024. The year-over-year increase was primarily attributed to procurement savings as the cost of auto parts and materials decreased, partly offset by the lower average selling price of ZEEKR vehicles. The quarter-over-quarter increase was mainly due to the change in product mix. Vehicle margin remained generally stable in the second quarter of 2024.

Operating Expenses

•	Research and development expenses were RMB2,623.5 million (US$361.0 million) for the second quarter of 2024, representing an increase of 89.6% from RMB1,383.5 million for the second quarter of 2023 and an increase of 36.3% from RMB1,925.3 million for the first quarter of 2024. The year-over-year increase was mainly attributable to increased employee compensation due to an increased number of research and development staff and share-based compensation expenses recognized from the share-based awards granted to employees, including a one-off large amount recognized in the second quarter, conditional on the Company’s initial public offering. The quarter-over-quarter increase was mainly attributable to increased employee compensation due to the aforementioned share-based compensation expenses.

•	Selling, general and administrative expenses were RMB2,604.7 million (US$358.4 million) for the second quarter of 2024, representing an increase of 61.3% from RMB1,614.3 million for the second quarter of 2023 and an increase of 33.5% from RMB1,951.5 million for the first quarter of 2024. The year-over-year increase was mainly due to increased employee compensation due to share-based compensation expenses recognized from the share-based awards granted to employees, including a one-off large amount recognized in the second quarter, conditional on the Company’s initial public offering, and increased expenses related to the expansion of offline channels in China and overseas. The quarter-over-quarter increase was mainly due to increased employee compensation due to the aforementioned share-based compensation expenses.

Loss from Operations

•	Loss from operations was RMB1,721.0 million (US$236.8 million) for the second quarter of 2024, representing an increase of 25.5% from RMB1,371.0 million for the second quarter of 2023 and a decrease of 17.5% from RMB2,086.9 million for the first quarter of 2024.

•	Non-GAAP loss from operations, which excludes share-based compensation expenses from loss from operations, was RMB777.1 million (US$106.9 million) for the second quarter of 2024, representing a decrease of 41.7% from RMB1,333.5 million for the second quarter of 2023 and a decrease of 62.7% from RMB2,084.2 million for the first quarter of 2024.

Net Loss and Net Loss Per Share

•	Net loss was RMB1,808.8 million (US$248.9 million) for the second quarter of 2024, representing an increase of 28.7% from RMB1,405.2 million for the second quarter of 2023 and a decrease of 10.5% from RMB2,022.1 million for the first quarter of 2024.

•	Non-GAAP net loss, which excludes share-based compensation expenses from net loss, was RMB864.9 million (US$119.0 million) for the second quarter of 2024, representing a decrease of 36.8% from RMB1,367.7 million for the second quarter of 2023 and a decrease of 57.2% from RMB2,019.4 million for the first quarter of 2024.

•	Net loss attributable to ordinary shareholders of ZEEKR was RMB2,190.2 million (US$301.4 million) for the second quarter of 2024, representing an increase of 47.0% from RMB1,489.7 million for the second quarter of 2023 and an increase of 8.7% from RMB2,014.3 million for the first quarter of 2024.

•	Non-GAAP net loss attributable to ordinary shareholders of ZEEKR, which excludes share-based compensation expenses from net loss attributable to ordinary shareholders, was RMB1,246.3 million (US$171.5 million) for the second quarter of 2024, representing a decrease of 14.2% from RMB1,452.2 million for the second quarter of 2023 and a decrease of 38.0% from RMB2,011.6 million for the first quarter of 2024.

•	Basic and diluted net loss per share attributed to ordinary shareholders were RMB0.95 (US$0.13) each for the second quarter of 2024, compared with RMB0.74 each for the second quarter of 2023 and RMB1.01 each for the first quarter of 2024.

•	Non-GAAP basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.54 (US$0.07) each for the second quarter of 2024, compared with RMB0.73 each for the second quarter of 2023 and RMB1.01 each for the first quarter of 2024.

•	Basic and diluted net loss per American Depositary Share (“ADS[4]”) attributed to ordinary shareholders were RMB9.51 (US$1.31) each for the second quarter of 2024.

•	Non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders were RMB5.41 (US$0.75) each for the second quarter of 2024.

Balance Sheets

Cash and cash equivalents and restricted cash was RMB8,048.1 million (US$1,107.5 million) as of June 30, 2024.

Conference Call

The Company’s management will host an earnings conference call on Wednesday, August 21, 2024, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day).

All participants who wish to join the call are requested to complete the online registration using the link provided below. After registration, each participant will receive by email a set of dial-in numbers, a passcode and a unique access PIN to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10191577/fd3dea2392

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.zeekrlife.com/.

About ZEEKR

ZEEKR is a fast-growing intelligent BEV technology company. The Company aspires to lead the electrification, intelligentization, and innovation of the automobile industry through the development and sales of next-generation premium BEVs and technology-driven solutions. Incorporated in March 2021, ZEEKR has focused on innovative BEV architecture, hardware, software, and the application of new technologies. Our diverse product lineup spans a range of vehicle models, including shooting brakes, MPVs and upscale sedans, all meticulously designed to cater to the evolving needs of our customer needs.

[4]	Each ADS represents ten ordinary shares.

With a mission to create the ultimate mobility experience through technology and solutions, ZEEKR’s efforts are backed by strong in-house R&D capabilities, a deep understanding of products, high operational flexibility, and a flat, efficient organizational structure. Together, these features enable fast product development, launch, and iteration, as well as the creation of a series of customer-oriented products and go-to-market strategies.

For more information, please visit https://ir.zeekrlife.com/.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic and diluted net loss per ordinary share attributed to ordinary shareholders, non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

For Investor Enquiries

ZEEKR

Investor Relations

Email: ir@zeekrlife.com

For Media Enquiries

ZEEKR

Media Relations

Email: Globalcomms@zeekrlife.com

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	December 31	June 30	June 30
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,260,670	5,495,539	756,211
Restricted cash	844,079	2,552,561	351,244
Notes receivable	487,851	1,502,984	206,817
Accounts receivable	1,104,450	1,206,222	165,982
Inventories	5,228,689	4,267,195	587,186
Amounts due from related parties	7,256,861	7,145,521	983,256
Prepayments and other current assets	2,294,508	3,062,405	421,401
Total current assets	20,477,108	25,232,427	3,472,097
Property, plant and equipment, net	2,914,274	3,320,738	456,949
Intangible assets, net	410,912	554,479	76,299
Land use rights, net	51,755	62,539	8,606
Operating lease right-of-use assets	2,443,545	2,319,631	319,192
Deferred tax assets	86,395	188,174	25,894
Long-term investments	459,794	638,097	87,805
Other non-current assets	273,717	362,830	49,927
Total non-current assets	6,640,392	7,446,488	1,024,672
TOTAL ASSETS	27,117,500	32,678,915	4,496,769

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

	As of
	December 31	June 30	June 30
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term Borrowings	-	30,000	4,128
Accounts payable	4,104,717	4,293,914	590,862
Notes payable	5,504,945	10,662,344	1,467,187
Amounts due to related parties	16,355,902	13,770,683	1,894,909
Income tax payable	108,083	239,300	32,929
Accruals and other current liabilities	6,243,956	8,697,194	1,196,775
Total current liabilities	32,317,603	37,693,435	5,186,790
Long-term borrowings	-	414,680	57,062
Operating lease liabilities, non-current	1,807,159	1,662,850	228,816
Amounts due to related parties, non-current	1,100,000	450,000	61,922
Other non-current liabilities	563,001	505,010	69,492
Deferred tax liability	8,337	8,149	1,121
Total non-current liabilities	3,478,497	3,040,689	418,413
TOTAL LIABILITIES	35,796,100	40,734,124	5,605,203

SHAREHOLDERS' EQUITY
Ordinary shares	2,584	3,361	462
Convertible preferred shares	362	-	-
Shares subscription receivable	-	(66)	(9)
Additional paid-in capital	11,213,798	15,635,867	2,151,567
Accumulated deficits	(20,865,686)	(25,070,195)	(3,449,774)
Accumulated other comprehensive income	17,555	49,456	6,806
Total ZEEKR shareholders’ deficit	(9,631,387)	(9,381,577)	(1,290,948)
Non-controlling interest	952,787	1,326,368	182,514
TOTAL SHAREHOLDERS’ DEFICIT	(8,678,600)	(8,055,209)	(1,108,434)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,117,500	32,678,915	4,496,769

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	June 30	March 31	June 30	June 30
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	8,450,177	8,174,117	13,438,241	1,849,164
Sales of batteries and other components	3,894,307	6,318,535	5,299,171	729,190
Research and development service and other services	305,190	244,100	1,302,639	179,249
Total revenues	12,649,674	14,736,752	20,040,051	2,757,603
Cost of revenues:
Vehicle sales	(7,300,487)	(7,026,741)	(11,533,020)	(1,586,996)
Sales of batteries and other components	(3,606,782)	(5,883,360)	(4,223,452)	(581,166)
Research and development service and other services	(192,079)	(87,301)	(833,756)	(114,729)
Total cost of revenues	(11,099,348)	(12,997,402)	(16,590,228)	(2,282,891)
Gross profit	1,550,326	1,739,350	3,449,823	474,712
Operating expenses:
Research and development expenses	(1,383,501)	(1,925,278)	(2,623,471)	(361,002)
Selling, general and administrative expenses	(1,614,305)	(1,951,530)	(2,604,665)	(358,414)
Other operating income, net	76,488	50,525	57,287	7,883
Total operating expenses	(2,921,318)	(3,826,283)	(5,170,849)	(711,533)
Loss from operations	(1,370,992)	(2,086,933)	(1,721,026)	(236,821)
Interest expense	(87,364)	(10,700)	(23,396)	(3,219)
Interest income	18,512	20,192	42,537	5,853
Other income/(expense), net	27,040	(29,658)	(7,809)	(1,075)
Loss before income tax expense and share of losses in equity method investments	(1,412,804)	(2,107,099)	(1,709,694)	(235,262)
Share of income/(loss) in equity method investments	(11,090)	90,882	85,852	11,814
Income tax expense	18,678	(5,889)	(184,980)	(25,454)
Net loss	(1,405,216)	(2,022,106)	(1,808,822)	(248,902)
Less: income/(loss) attributable to non-controlling interest	84,481	(7,782)	381,363	52,477
Net loss attributable to shareholders of ZEEKR	(1,489,697)	(2,014,324)	(2,190,185)	(301,379)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	June 30	March 31	June 30	June 30
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(0.74)	(1.01)	(0.95)	(0.13)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,000,000,000	2,301,866,887	2,301,866,887
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	-	-	(9.51)	(1.31)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	-	-	230,186,689	230,186,689
Net loss	(1,405,216)	(2,022,106)	(1,808,822)	(248,902)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	48,240	(42,769)	74,670	10,275
Comprehensive loss	(1,356,976)	(2,064,875)	(1,734,152)	(238,627)
Less: comprehensive income/(loss) attributable to non-controlling interest	84,481	(7,782)	381,363	52,477
Comprehensive loss attributable to shareholders of ZEEKR	(1,441,457)	(2,057,093)	(2,115,515)	(291,104)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Six Months Ended
	June 30	June 30	June 30
	2023	2024	2024
	RMB	RMB	US$
Revenues:
Vehicle sales	13,175,373	21,612,358	2,973,959
Sales of batteries and other components	7,365,776	11,617,706	1,598,650
Research and development service and other services	728,933	1,546,739	212,838
Total revenues	21,270,082	34,776,803	4,785,447
Cost of revenues:
Vehicle sales	(11,549,164)	(18,559,761)	(2,553,908)
Sales of batteries and other components	(7,010,648)	(10,106,812)	(1,390,744)
Research and development service and other services	(477,474)	(921,057)	(126,742)
Total cost of revenues	(19,037,286)	(29,587,630)	(4,071,394)
Gross profit	2,232,796	5,189,173	714,053
Operating expenses:
Research and development expenses	(3,188,554)	(4,548,749)	(625,929)
Selling, general and administrative expenses	(2,898,733)	(4,556,195)	(626,953)
Other operating income, net	134,296	107,812	14,835
Total operating expenses	(5,952,991)	(8,997,132)	(1,238,047)
Loss from operations	(3,720,195)	(3,807,959)	(523,994)
Interest expense	(192,165)	(34,096)	(4,692)
Interest income	41,243	62,729	8,632
Other income/(expense), net	38,147	(37,467)	(5,155)
Loss before income tax expense and share of losses in equity method investments	(3,832,970)	(3,816,793)	(525,209)
Share of income/(loss) in equity method investments	(55,240)	176,734	24,319
Income tax expense	17,632	(190,869)	(26,264)
Net loss	(3,870,578)	(3,830,928)	(527,154)
Less: income attributable to non-controlling interest	13,452	373,581	51,406
Net loss attributable to shareholders of ZEEKR	(3,884,030)	(4,204,509)	(578,560)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Six Months Ended
	June 30	June 30	June 30
	2023	2024	2024
	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(1.94)	(1.95)	(0.27)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,150,933,444	2,150,933,444
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	-	(19.55)	(2.69)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	-	215,093,344	215,093,344
Net loss	(3,870,578)	(3,830,928)	(527,154)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	46,321	31,901	4,390
Comprehensive loss	(3,824,257)	(3,799,027)	(522,764)
Less: comprehensive income attributable to non-controlling interest	13,452	373,581	51,406
Comprehensive loss attributable to shareholders of ZEEKR	(3,837,709)	(4,172,608)	(574,170)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	June 30	March 31	June 30	June 30
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Loss from operations	(1,370,992)	(2,086,933)	(1,721,026)	(236,821)
Share-based compensation expenses	37,471	2,734	943,921	129,888
Non-GAAP loss from operations	(1,333,521)	(2,084,199)	(777,105)	(106,933)
Net loss	(1,405,216)	(2,022,106)	(1,808,822)	(248,902)
Share-based compensation expenses	37,471	2,734	943,921	129,888
Non-GAAP net loss	(1,367,745)	(2,019,372)	(864,901)	(119,014)
Net loss attributable to ordinary shareholders	(1,489,697)	(2,014,324)	(2,190,185)	(301,379)
Share-based compensation expenses	37,471	2,734	943,921	129,888
Non-GAAP net loss attributable to ordinary shareholders of ZEEKR	(1,452,226)	(2,011,590)	(1,246,264)	(171,491)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,000,000,000	2,000,000,000	2,301,866,887	2,301,866,887
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(0.73)	(1.01)	(0.54)	(0.07)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	-	-	230,186,689	230,186,689
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	-	-	(5.41)	(0.75)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except share and per share data and otherwise noted)

	Six Months Ended
	June 30	June 30	June 30
	2023	2024	2024
	RMB	RMB	US$
Loss from operations	(3,720,195)	(3,807,959)	(523,994)
Share-based compensation expenses	70,199	946,655	130,264
Non-GAAP loss from operations	(3,649,996)	(2,861,304)	(393,730)
Net loss	(3,870,578)	(3,830,928)	(527,154)
Share-based compensation expenses	70,199	946,655	130,264
Non-GAAP net loss	(3,800,379)	(2,884,273)	(396,890)
Net loss attributable to ordinary shareholders	(3,884,030)	(4,204,509)	(578,560)
Share-based compensation expenses	70,199	946,655	130,264
Non-GAAP net loss attributable to ordinary shareholders of ZEEKR	(3,813,831)	(3,257,854)	(448,296)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,000,000,000	2,150,933,444	2,150,933,444
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(1.91)	(1.51)	(0.21)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	-	215,093,344	215,093,344
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	-	(15.15)	(2.08)